VF 7/2/03

** AM 7-1-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03051248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JUN 2 7 2003

SEC FILE NUMBER
8- 50710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JENCKS & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3417 FREMONT AVE N, STE 221
(No. and Street)

SEATTLE	WA	98103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN JENCKS (206) 547-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN PLLC
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN JENCKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JENCKS & COMPANY, LLC, as of MARCH 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

SENIOR MANAGING MEMBER
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3

* Reserve requirement is not applicable

JENCKS & COMPANY, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

MARCH 31, 2003


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 187 SECTION

C O N T E N T S

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Jencks & Company, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Jencks & Company, LLC as of March 31, 2003, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jencks & Company, LLC as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

May 20, 2003

JENCKS & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
March 31, 2003

ASSETS		
Deposits with clearing organization	$	702,058
Receivable from clearing organization		8,318
Securities owned, at market value		176,615
Furniture and equipment, net		5,412
Other assets		2,600
	$	895,003

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Checks written in excess of bank balance	$	1,244
Payable to clearing organization		621,027
Payable to related party		2,170
Accrued expenses and other liabilities		8,948
Total liabilities		633,389
Members' Equity		
Capital contributions		1,409,256
Retained earnings (deficit)		(1,147,642)
Total members' equity		261,614
	$	895,003

See Notes to Financial Statements

JENCKS & COMPANY, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2003

Revenue		
Net gains on sale of securities	$	423,489
Interest and other income		144,657
		568,146
Expenses		
Salaries and benefits		314,719
Payroll taxes		24,452
Settlement and clearing		82,860
Interest		126,034
Communications		27,993
Data subscriptions		79,784
Rent		12,285
Travel		12,138
Office expense		17,355
Depreciation		5,740
Professional fees		29,122
Licenses and other taxes		5,949
Bank charges		2,212
Other		12,093
		752,736
Net loss	$	(184,590)

See Notes to Financial Statements

JENCKS & COMPANY, LLC

STATEMENT OF MEMBERS' EQUITY
Year Ended March 31, 2003

	Capital Contributions	Retained Earnings (Deficit)	Total
Balances, March 31, 2002	$ 1,249,493	$ (963,052)	$ 286,441
Capital contributions	159,763		159,763
Net loss		(184,590)	(184,590)
Balances, March 31, 2003	$ 1,409,256	$ (1,147,642)	$ 261,614

See Notes to Financial Statements

JENCKS & COMPANY, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2003

Cash Flows from Operating Activities		
Net loss	$	(184,590)
Adjustments to reconcile net loss to cash flows from operating activities		
Depreciation		5,740
Change in operating assets and liabilities		
Deposits with clearing organization		(601,398)
Receivable from clearing organization		(3,947)
Receivable from related party		33,049
Securities owned		3,810,620
Securities sold, not yet purchased		(2,320,112)
Payable to clearing organization		(871,155)
Other		(6,186)
Net cash flows from operating activities		(137,979)
Cash Flows from Financing Activity		
Contribution received from member		116,250
Decrease in cash		(21,729)
Cash Balance, beginning of year		21,729
Cash Balance, end of year	$	-
Supplemental Cash Flow Information		
Cash paid during the year for interest	$	126,034
Noncash contribution (common stock and mutual funds) from member	$	43,513

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Jencks & Company, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's activities are primarily comprised of purchasing and selling mortgage-backed and government securities for customers (and earning related commissions), and holding these types of securities (and equity securities) for the Company's own account.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks and money market funds.

Revenue Recognition

Revenue associated with securities transactions is receivable on a trade date basis. Securities owned are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations. The market value is determined based on active exchanges in the United States.

Depreciation

Office equipment with a cost of $29,397 and accumulated depreciation of $23, 985 is depreciated over its estimated useful life using the straight-line method.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction and credit are passed through to, and taken into account by, its member owners in computing their individual tax liabilities.

Note 2. Securities Owned

Securities owned consist of trading and investment securities, as follows:

U.S. Agency obligations	$ 141,194
Equity securities	35,421
	$ 176,615

Note 3. Trading Activities and Related Risks

The Company is actively involved in securities trading involving mortgage-backed and government securities. Positions in these securities are recorded in the accompanying statement of financial condition at market value and are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk, or the potential change in value of these financial instruments caused by unfavorable changes in the fair values of the financial instrument. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company may use U.S. Governmental obligations sold, not yet purchased as hedging instruments, with the objective of mitigating this risk. As of March 31, 2003, there were no Governmental obligations sold, not yet purchased held by the Company.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance includes the amortized cost of U.S. Agency obligations owned, cash deposits which may exceed applicable insurance limits, and the net replacement cost of securities owned and in a gain position. The Company seeks to control such credit risk by investing in only institutions with high credit quality ratings, maintaining deposits with only high credit quality financial institutions, and trading exchange trade financial instruments, which generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

Note 4. Clearing Organization

The Company has an agreement with other securities brokers and dealers (primarily, one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

Note 5. Office Space and Related Party Transactions

The Company leases its office space under a month-to-month operating lease. Rental expense was $12,285 for the year ended March 31, 2003.

The Company shares certain expenses including rent, payroll, and communications equipment with a related party. Reimbursement to the Company for shared expenses is included in the amount receivable from related party at March 31, 2003.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At March 31, 2003, the Company had computed net capital of $224,110, which was in excess of the required net capital level by $124,110. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At March 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 0.055 to 1.

SUPPLEMENTARY INFORMATION

JENCKS & COMPANY, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
March 31, 2003

COMPUTATION OF NET CAPITAL

Members' equity		$ 261,614
Deductions		
Unsecured receivables from noncustomers	$ 600	
Securities not readily marketable (lower of cost or market)	3,300	
Office equipment	5,412	
Other assets	2,500	(11,812)
Haircuts on security positions		
U.S. Government and Agency obligations		(2,702)
Stocks and mutual funds		(4,793)
Money market funds		(18,197)
Net capital		224,110
Minimum net capital		100,000
Excess net capital		$ 124,110

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and other liabilities	$ 12,362
Total aggregate indebtedness	$ 12,362

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	5.5%
Ratio of aggregate indebtedness to net capital	0.055 to 1

Jencks & Company, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

JENCKS & COMPANY, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

March 31, 2003

Net capital per the broker's unaudited Focus Report, Part IIA	$	316,277
Adjustments		
Increase in deposits with clearing organization		702,058
Decrease in receivable from clearing organization		(776,953)
Increase in securities owned		599
Increase in payable to brokers		(15,820)
Increase in accounts payable		(3,057)
Decrease in nonallowable assets		2,767
Increase in haircuts		(2,060)
Other adjustments		299
Net capital as recalculated	$	224,110

PETERSON SULLIVAN PLLC
601 UNION STREET SUITE 2300 SEATTLE WA 98101 (206) 382-7777 FAX 382-7700
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Jencks & Company, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Jencks & Company, LLC ("the Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

May 20, 2003